Exhibit 99.3

HOULIHAN LOKEY

Project Williwaw

AD HOC GROUP PROPOSAL

JUNE 2018 | DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE

Ad Hoc Group Proposal Transaction Summary US$ in mm Sources Uses Equity Rights Offering New First Lien Debt New Second Lien Debt New Contingent Equity Capital 300.0 700.0 300.0 200.0 RCF Repayment SSCF Repayment Est. Cash Financing Fees(1) Cash to the Balance Sheet Day One Cash to the Balance Sheet in Future if Needed 475.0 661.5 28.0 135.5 200.0 Current and Pro Forma Capital Structure (4) (1) (2) (3) (4) Fees are subject to negotiation and change; inclusive of Arrangement Fee, Commitment Fee, and Lender Fees. Assumes 400 bps on $700mm 1L Initial market indications are inside this pricing Face amount of debt claims as of 9/30/17 per Company filings; $151mm cash estimate as of 9/30/18 per Company estimate Includes $24mm of backstop fees paid in kind DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 2 +200.0mm if needed Senior Secured Credit Facility Commercial Tranche GIEK Tranche Revolving Credit Facility New First Lien Debt New Second Lien Debt Interest Face Transaction Adjustments Pro Forma Amount Out. Rate Maturity Amount Out.(3) 661.5 L + 3.75% May-19 330.7 L + 1.50% Nov-26 330.7 L + 3.75% Jun-18 475.0 [9.00%] 2023+ - [PIK, 15.00%](2) [2024]+ - (661.5) (330.7) (330.7) (475.0) 700.0 324.0 - - - - 700.0 324.0 Subtotal $1,136.5 7.25% Senior Secured Notes 7.25% Dec-17 439.4 Term Loan B L + 3.50% Jun-18 718.1 5.375% Senior Secured Notes 5.375% Jun-20 750.0 ($112.5) (439.4) (718.1) (750.0) $1,024.0 - - - Total Ad-Hoc Group $1,907.5 ($1,907.5) - Total Debt $3,044.0 ($2,020.0) $1,024.0 Cash 151.0 135.5 286.5 Total Net Debt $2,893.0 ($2,155.5) $737.5 Total Uses$1,500.0 Total Sources$1,500.0 The Ad Hoc Group has support for a plan featuring $1.5 billion of new capital, including (i) $700 million of New First Lien Debt, (ii) $300 million of New Second Lien PIK Debt, (iii) $200 million of New Contingent Equity, and (iv) a $300 million Equity Rights Offering. The Ad Hoc Group has received a draft commitment letter from Credit Suisse for the debt financing components. In addition, the Ad Hoc Group will fully backstop the $800 million of junior capital (up to $500 million in equity and $300 million on New Second Lien PIK Debt, if Credit Suisse cannot place it)

Ad Hoc Group Claim Treatment Proposal Class of Claims Amount Treatment $475.0mm DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 3 RCF Claims  Recovery in full, in cash  Unimpaired, not entitled to vote SSCF Claims $661.5mm ($330.7mm Recovery in full, in cash commercial + $330.7mm GIEK) Unimpaired, not entitled to vote Ad Hoc Group Claims (2017s, 2020s, TLB) 2017s: $453.7mm 100% of pre-Rights Offering, pre-MIP New Equity 2020s: $768.1mm Right to invest in the Equity Rights Offering TLB: $724.9mm Current Shareholders N/A Extinguished QP Investment Right  Upon signing of an RSA to fully support the plan of reorganization, QP and / or other existing shareholders shall receive the right at signing, if it so chooses (the “Existing Shareholders Debt Purchase Right”) to purchase $125mm of claims held by AHG members, in a proportion of 2017s, 2020s and TLB based on face amount outstanding, at 60 cents on the dollar. Net proceeds from the Existing Shareholders Debt Purchase Right would be $75mm and would be funded on or around the date of confirmation of the plan of reorganization. N/A Upon exercising of the Existing Shareholders Debt Purchase Right, the associated commitments (including 2nd lien debt commitments, backstop commitments for the equity rights offering, and signing a joinder to the RSA with respect to QP’s and / or other existing shareholders new debt holdings), backstop fees, minimum directed allocation and investment rights from the equity rights offering shall be transferred to QP and / or other existing shareholders, allowing QP and / or other existing shareholders to participate alongside the AHG as a backstop party, exact mechanics TBD

Ad Hoc Group Proposal

Term Sheets

New First Lien Debt[1]	**Borrower**	▪ Pacific Drilling S.A. ("PDSA") or other borrower with PDSA as Guarantor and other subsidiary guarantors TBD
	Size	▪ $700 million
	Collateral	▪ First lien on all seven drillships
	Maturity	▪ At least 5 years
	Interest Rate	▪ [9.00%] with flex as set forth in Fee Letter
	Amortization	▪ None

New Second Lien Debt	**Borrower**	▪ Pacific Drilling S.A. ("PDSA") or other borrower with PDSA as Guarantor and other subsidiary guarantors TBD
	Size	▪ $300 million
	Collateral	▪ Second lien on all seven drillships
	Maturity	▪ At least 6 years
	Interest Rate	▪ PIK, 15.00%[2]
	Amortization	▪ None
	Backstop	▪ Fully backstopped by members of the Ad Hoc Group in the event Credit Suisse does not raise the full amount
	Backstop Fee	▪ 8% to be paid in kind

Financing Fees	**Fees**	▪ Fees estimated to be ~[400]bps all-in on 1L ▪ If CS can place the 2L debt (indicating that the rate would be lower than the backstopped rate of 15% as shown above), arrangement fee as set forth in the Fee Letter
	Work Fee	▪ None

(1) Based on draft commitment letter from CS
(2) Initial market indications are inside this pricing

DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE

HOULIHAN LOKEY | 4

Ad Hoc Group Proposal
Term Sheets (cont.)

New Contingent Equity	Size	▪ $200 million
	Subscription Price	▪ Equivalent to equity rights offering (based on $170 million per rig)
	Participation	▪ Fully backstopped by members of the Ad Hoc Group: Avenue Capital Group, Strategic Value Partners, Abrams Capital, Whitebox Advisors, and Fidelity Investments, with approximate split based on pro-rata bond position ▪ Commitments available to be taken up by all holders of TLB, 2017 Notes and 2020 Notes, net of Directed Allocation
	Directed Allocation	▪ 30% of the New Contingent Equity to be reserved for members of the Ad Hoc Group
	Commitment / Drawdown Period	▪ 1 year period post-emergence where PACD may call the funds at its discretion
	Commitment Fee	▪ 8% Commitment Fee paid in equity upon emergence ▪ 2% Funding Fee paid in equity upon funding
	Use of Proceeds	▪ No restrictions or conditions

Equity Rights Offering	Size	▪ $300 million
	Subscription Price	▪ $170 million per rig; ~44% discount to assumed $2.25 billion plan enterprise value
	Participation	▪ Available to all holders of TLB, 2017 Notes, and 2020 Notes, net of Directed Allocation
	Directed Allocation	▪ 30% of the Equity Rights Offering to be reserved for members of the Ad Hoc Group
	Backstop	▪ Fully backstopped by members of the Ad Hoc Group
	Backstop Fee	▪ 8% paid in equity

Corporate Governance	▪ Owners of pro-forma equity to nominate board of directors

DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE

HOULIHAN LOKEY | 5

CORPORATE FINANCE FINANCIAL ADVISORY SERVICES FINANCIAL RESTRUCTURING STRATEGIC CONSULTING HL.com DRAFT | PRIVILEGED & CONFIDENTIAL | SUBJECT TO FRE 408 & EQUIVALENTS | SUBJECT TO COMMON INTEREST / PROVIDED IN CONNECTION WITH MEDIATION & SUBJECT TO MEDIATION PRIVILEGE 6